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                      Securities and Exchange Commission
                            Washington, D.C. 20549
                        -------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                        The Growth Fund of Spain, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                   399877109
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                                (CUSIP Number)

                              Gregory L. Melville
                          Bankgesellschaft Berlin AG
                               Alexanderplatz 2
                                D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 19, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                               Page 1 of 6 Pages

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CUSIP No.: 399877109            13D                           Page 2 of 6 Pages

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Bankgesellschaft Berlin AG
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2         CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) [ ]
          OF A GROUP                                                    (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS                                                    WC

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5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Federal Republic of Germany
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        NUMBER OF         7           SOLE VOTING POWER               1,813,000
          SHARES
       BENEFICIALLY       8          SHARED VOTING POWER                      0
          OWNED
         BY EACH          9          SOLE DISPOSITIVE POWER           1,813,000
        REPORTING
          PERSON          10         SHARED DISPOSITIVE POWER                 0
           WITH

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                    1,813,000
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              [ ]
          (11) EXCLUDES CERTAIN SHARES
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13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              11.0%
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14        TYPE OF REPORTING PERSON                                           BK

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This Amendment No. 4 amends and supplements Items 3, 4, 5 and 6 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Growth Fund of Spain, Inc. (the "Fund").

Item 3.           Source and Amount of Funds or Other Consideration

                  The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $25,238,997 (exclusive of commissions).

Item 4.           Purpose of Transaction

                  As previously disclosed, the Bank has determined to solicit proxies of the shareholders of the Fund to vote in favor of two nominees of the Bank to the Board of Directors of the Fund at the election scheduled to occur at the Special Meeting of the Fund on December 3, l997 and, in connection therewith, filed preliminary proxy materials with the Securities and Exchange Commission on November 3, 1997. The Bank filed its definitive proxy materials with the Securities and Exchange Commission on November 18, 1997.

                  On November 26, 1997, the Bank sent a letter to the Fund requesting that the Fund include in its proxy statement relating to the 1998 Annual Meeting of Shareholders a proposal to open-end the Fund. A copy of such letter is attached hereto. As indicated in the Bank's letter to the Fund, the request was made in accordance with provisions in the prospectus of the Fund which allows shareholders to make such a request.

                  Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) The Fund's proxy statement, dated October 10, 1997, relating to the Special Meeting states that, as of September 22, 1997, there were 16,544,593 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 1,813,000 shares of Common Stock, which constitute approximately 11.0% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.



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                  (c) Since the date of filing Amendment No. 3 to its Schedule
13D, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:


       Date            Number of Shares Purchased           Price Per Share
------------------     --------------------------           ---------------

November 12, l997                10,000                       $15.3750
November 12, l997                50,000                        14.9875
November 13, l997                27,000                        15.0625
November 14, l997                 8,300                        15.1875
November 17, l997                70,000                        15.5000
November 19, l997                10,000                        15.6875
November 20, l997                   800                        16.0625
November 21, l997                 4,000                        16.1250
November 25, l997                22,700                        16.1184

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

                  Reference is made to item 6 of this Amendment No. 4, which is incorporated into this item 5 by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  The Bank has sold an aggregate of 585 puts on the American Stock Exchange covering shares of Common Stock. The puts expire in December 1997 or March 1998 and have strike prices of $15.00 or $17.50. If all of such puts are exercised, the Bank will acquire an additional 58,500 share of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

Item 7.           Material to be Filed as Exhibits.

                  1. Letter, dated November 26, 1997, from Bankgesellschaft Berlin AG to The Growth Fund of Spain, Inc.





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                                   SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  November 26, 1997                  BANKGESELLSCHAFT BERLIN AG


                                          By: /s/ Bartho Schroeder
                                             -------------------------------
                                              Name: Bartho Schroeder
                                              Title: Director



                                          By: /s/ Gregory L. Melville
                                             -------------------------------
                                               Name: Gregory L. Melville
                                               Title: Assistant Director



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